5701 E Hillsborough Ave

Suite 1417

Tampa, FL 33610

July 19, 2021

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Franklin Wyman

Al Pavot

Jason Drory

Joe McCann

Re:	Marpai, Inc. Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted May 11, 2021 CIK No. 0001844392

Dear Messrs. Wyman, Pavot, Drory, and McCann:

On behalf of Marpai, Inc. (the “Company”), we are hereby responding to the letter dated June 1, 2021 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission, regarding the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1, submitted on May 11, 2021 (the “Amendment No. 1”). In response to the Comment Letter and to update certain information in the Draft Registration Statement, the Company has filed herewith its Registration Statement on Form S-1 (the “Form S-1”) with the Commission today. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in Form S-1

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted May 11, 2021 Overview, page 1

1.	We note your revised disclosure in response to prior comment 7 and reissue in part. Please revise to clarify which “country” you are referencing in the second sentence of the second paragraph.

Response: The Company acknowledges the Staff’s comment, and has revised the disclosure on pages 1 and 95 of Form S-1 to clarify that the referenced country is the United States.

2.	We note your revised disclosure in response to prior comment 6 concerning your study of who would develop Type 2 diabetes within the next 12 months. Please tell us how you were able to determine that none of the 348 patients: (i) were diagnosed in 2018 by their physician as having the condition or (ii) had the condition in 2018 but were not diagnosed that year.

Response: The Company acknowledges the Staff’s comment, and has removed all references to the study in Form S-1.

Building Blocks for the Payer of the Future, page 2

3.	Please improve legibility by increasing the font size of the text included in your graphic on page 2.

Response: The Company acknowledges the Staff’s comment and has increased the font size of the text included in the graphic on page 2 of Form S-1.

Our Strategy, page 3

4.	We note your revised disclosure on page 3 in response to prior comment 9 and reissue in part. It still remains unclear, which of your TPA business' core systems have working A.I. modules integrated. Please balance your disclosure to clarify whether your A.I. technology has actually been integrated in each of your "core systems." Please further disclose if the integration has been completed or is a prototype, or whether there are features and functionality that do not currently exist with the current state of your technology.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 4 and 95 of Form S-1 accordingly.

Our Technology, page 5

5.	We have reviewed your response to prior comment number 5 and note that you still have unqualified claims regarding what your service or technology offers. Please revise your statement on the bottom of page 5 where you state you, "delight our end users, improve healthcare outcomes and lower costs" and on page 74 where you state TopCare® leads "to better quality and typically lower overall cost of a medical episode."

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 5 and 74 of Form S-1 accordingly.

Summary Risk Factors, page 9

6.	We note your response to prior comment 14, and we reissue in part. Please add summary risk factors here to address the specific risk that (i) Continental Benefits has a high annual customer attrition rate historically, at approximately 33.8% and 24.2%, respectively for 2020 and 2019; and (ii) and your auditor has expressed substantial doubt about your ability to continue as a going concern.

Response: The Company acknowledges the Staff’s comment, and has revised the risk factor on page 33 of Form S-1 and the Summary Risk Factors on page 10 accordingly. We have been advised by the Company’s Chief Executive Officer and UHY, the auditor for each of Marpai Health, Inc. and Continental Benefits, Inc., that the sentences that appeared on page F-6

“The accompanying consolidated financial statements do not include any adjustments or classifications that may result from the possible inability of the Company to continue as a going concern. . . . As of December 31, 2020, the Company believes cash on hand, and a commitment from its major investor to fund the Company’s operations, will allow the Company to continue as a going concern for a period of twelve months from date of the issuance of the consolidated financial statements.”

and F-25

“The accompanying financial statements do not include any adjustments or classifications that may result from the possible inability of the Company to continue as a going concern. . . . The Company believes cash on hand and the continued committed support from the Company’s member will allow the Company to continue as a going concern for the next twelve months from the issuance of these financial statements.”

of Amendment No. 1 are not intended to be going concern qualifications. The audit reports for each of the financial statements do not contain going concern opinions. Also, the Company respectfully confirms with the Staff that the auditor has not expressed substantial doubt about its ability to continue as a going concern, and therefore there is no corresponding disclosure in Form S-1.

The Offering, page 11

7.	We note the Representative’s Warrants to be issued to the Representatives of the underwriters in this offering. Since these warrants and the common stock underlying the warrants are being registered in this offering, please revise the summary of the offering to clearly reflect these Representative’s Warrants, or advise.

Response: The Company acknowledges the Staff’s comment, and has revised the offering summary on page 12 of Form S-1 accordingly.

Pro Forma Financial Information, page 16

8.	Please delete the 2019 pro forma data here and throughout the filing. See Article 11- 02(c)(2)(i) of Regulation S-X.

Response: The Company acknowledges the Staff’s comment, and has removed the 2019 pro forma data throughout Form S-1.

Unaudited Pro Forma Condensed Combined Financial Information Accounting for the Acquisition, page 17

9.	Your pro forma financial information presents the Acquisition as if Marpai Health acquired Continental Benefits, which appears to be consistent with information on pages 17 and 23 and disclosure on pages F-19 and F-36, and then Marpai Inc. acquired the combined company. However, on page 83, you appear to indicate that Marpai Inc. directly acquired the outstanding membership interests of Continental Benefits and outstanding capital stock of Marpai Health in separate transactions. Please clarify for us the sequence and timing of all transactions constituting the Acquisition. In this regard, explain how the ownership percentages of Marpai Health and Continental Benefits in Marpai Inc. on page 83 (72.5% and 27.5% respectively) relate to the corresponding ownership percentages on page 17 (66.6% and 33.4% respectively). Revise your disclosure accordingly.

Response: The Company acknowledges the Staff’s comment, and has revised the disclosure on page 18 of Form S-1 to clearly state the ownership of Marpai Health’s legacy shareholders and Continental Benefits’ legacy sole member. We have also clarified our disclosure on the acquisition on page 83 of Form S-1.

Corporate Practice of Medicine Laws and Fee-Splitting Laws, page 47

10.	Based on your response to prior comment 25 and revised disclosure on page 47 it appears that your call center staff will call Members and encourage them to seek medical care but without conveying to them the medical condition at issue. Please advise and revise the Summary, and other applicable sections, to clarify what you can and cannot tell Members so that investors can understand your disclosure concerning Members seeking "appropriate medical consultation with effective providers."

Response: The Company acknowledges the staff’s comment and has revised the Summary and the disclosure on pages 1, 5, and 92 accordingly.

Capitalization, page 64

11.	On page 64, you state that on a pro forma basis, 501,260 shares of Class A common stock and 451,389 shares of Class B common stock will be issued to former holders of common stock of Marpai Health (prior to conversion of the Original MH Notes) and the sole holder of membership interests of Continental Benefits. However, these share amounts appear to aggregate only to shares issued to Marpai Health shareholders, as presented on page 17. Please explain this apparent inconsistency.

Response: The Company acknowledges the Staff’s comment. We have revised the disclosure on page 67 of Form S-1 accordingly.

The Acquisition, page 83

12.	Please provide a summary that identifies the legacy shareholders and their respective ownership interests constituting an aggregate 78.5% ownership interest in Marpai Health prior to the Acquisition and currently constituting a 56% ownership interest in Marpai Inc. on a fully diluted basis. Demonstrate your calculation of all note conversions and exercise of all outstanding warrants and options in determining this 56% ownership interest. Also, explain why shares of Marpai Inc. held by Damien Lamendola through HillCour, constituting an ownership interest of 15.7%, increased to 35.5% on a voting interest basis and then decreased to 35.1% on a fully diluted basis. In addition, explain why Damien Lamendola’s aggregate ownership interest in Marpai Inc. decreased from 49.1% to 45.4% on a voting interest basis and then to 44% on a fully diluted basis.

Response: The Company acknowledges the Staff’s comment. As disclosed on page 86 of Form S-1, the Company’s Class B common stock have been converted into Class A common stock since our last filing. Currently, there are no Class B common stock issued and outstanding, and pursuant to the Second Amended and Restated Certificate of Incorporation filed on July 8, 2021 no Class B common stock is authorized. However, as a result of the Power of Attorney and Proxy, dated June 28, 2021 among the Company and its co-founders, our CEO, Chairman of the Board, and Chief Science Advisor collectively hold the right to vote an aggregate of 858,960 shares of the Company’s Class A common stock on matters related to certain major corporate actions and election of directors. These co-founders have also agreed to vote their shares for certain board nominees. We have disclosed on pages 7 of Form S-1 that they are deemed a “group” under Rule 13d-5(b) of the Exchange Act. Since these co-founders collectively hold more than 70% of the voting power of the Company’s common stock, the Company can be considered a “controlled company” and we have added disclosure on pages 7, 11, 59, and 112 of Form S-1 accordingly.

Intellectual Property, page 99

13.	We note your revised disclosure in response to prior comment 27 and reissue in part. With respect to the 3 pending patents, please describe the nature of the patents.

Response: The Company acknowledges the staff’s comment and has revised the disclosure on pages 46 and 100 accordingly.

Employment Agreements, page 110

14.	We note your new disclosure on page 110 relating to your employment agreements entered into with certain executive officers. We note that the employment agreement for Edmundo Gonzalez contains a severance provision. Please revise your disclosure here to discuss the severance provision, as required by Item 402(q) of Regulation S-K. In addition, to the extent applicable, please also correspondingly revise your disclosure for the other new employment agreements with new executive officers.

Response: The Company acknowledges the Staff’s comment, and has revised page 110 of Form S-1 to provide additional narrative disclosures with respect to the severance provisions in our employment agreements with certain executive officers listed therein, as required by Item 402(q)(2) of Regulation S-K.

Certain Relationships and Related Party Transactions HillCour's Financial Support, page 112

15.	We note your updated disclosure in response to prior comment 17, including your disclosure that HillCour gave a financial support letter to Marpai Health if you are unable to complete your proposed initial public offering. Please update your disclosure to clarify whether or not HillCour's financial support obligations to Continental Benefits differ depending on whether or not you are able to completing your proposed initial public offering.

Response: The Company acknowledges the Staff’s comment and has revised disclosure on page 112 of Form S-1 to state that the two support letters have been superseded by a May support letter from HillCour.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at (646) 303-3483 or egonzalez@marpaihealth.com, or our legal counsel Angela Dowd at (212) 407-4097 or Jane Tam at (202) 524-8470. Thank you for your time and attention to this filing.

Sincerely,

/s/ Edmundo Gonzalez
Edmundo Gonzalez
Chief Executive Officer
Marpai, Inc.

cc:	Angela Dowd, Esq.